UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934* Amendment No. 2

ZeroFox Holdings, Inc.
(formerly L&F Acquisition Corp.)
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
98955G103
(CUSIP Number)
Daniel Friedman
General Counsel
Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022
(212) 634-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G103	Page 2

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
579,497

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
579,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 98955G103	Page 3

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,865,516

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,865,516

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,865,516

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 98955G103	Page 4

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,445,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,445,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 98955G103	Page 5

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,445,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,445,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends the Schedule 13D originally filed on May 16, 2022 (the “Original Schedule 13D”), as amended on June 2, 2022 (the “Amendment No. 1” and, together with the Original Schedule 13D, the “Corbin Schedule 13D”) and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ZeroFox Holdings, Inc. (formerly L&F Acquisition Corp.), a Delaware corporation (the “Issuer”).  The Issuer’s principal executives offices are located at 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.  Disclosure Items set forth in the Original Schedule 13D shall remain in effect, except to the extent expressly amended hereby, and (as modified herein) are incorporated into the Corbin Schedule 13D.  Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meaning ascribed to them in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date of filing this Amendment No. 2 to Schedule 13D, the Reporting Persons beneficially owned an aggregate of 4,445,012 shares of the Issuer’s Common Stock (the “Subject Shares”) as a result of pre-existing holdings of an aggregate of 1,158,994 of the Issuer’s Units, 750,000 shares of the Issuer’s Common Stock acquired pursuant to the Issuer’s Common Equity PIPE Financing (the “PIPE Shares”), and 1,956,521 shares of Common Stock issuable upon conversion of $22,500,000 aggregate principal amount of unsecured convertible notes due in 2025 (the “Notes”) acquired pursuant to the Convertible Notes Subscription Agreements.  Each Unit consists of one share of Common Stock and one-half of one warrant.  Each whole warrant entitles the holder to purchase one share of Common Stock. The Issuer’s warrants will be exercisable 30 days after the August 3, 2022 completion of the Issuer’s initial business combination.  The Notes are convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”).  The PIPE Shares were acquired at a purchase price of $10 per share and the Notes were acquired at a purchase price equal to 100% of the principal amount of the Notes.

ITEM 4.	PURPOSE OF TRANSACTION.

On August 3, 2022, the Issuer consummated its initial business combination (the “Business Combination”).  As a result of the closing of the Business Combination and the resulting change in the number of shares of the Issuer’s Outstanding Common Stock, the Reporting Person’s beneficial ownership was diluted such that the Reporting Persons no longer beneficially owned more than five percent of the Issuer’s outstanding Common Stock.  Upon the closing of the Business Combination, CEOF separately acquired an additional 750,000 shares of the Issuer’s Common Stock pursuant to the Common Equity PIPE Financing and $22,500,000 aggregate principal amount of Notes acquired pursuant to the Convertible Notes Subscription Agreements.  The closing of the Common Equity PIPE Financing and Convertible Notes Subscription Agreements were contingent upon, among other things, the substantially concurrent consummation of the Business Combination.  After taking into account the closing of the Common Equity PIPE Financing and the Convertible Notes Subscription Agreements, the Reporting persons continue to beneficially own less than five percent of the Issuer’s Outstanding Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) − (b) The information in items 7 through 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference. This disclosure assumes that there are 117,983,659 shares of the Issuer’s Common Stock outstanding as of August 8, 2022, as reflected in the Issuer’s Form 8-K filed with the Commission on August 9, 2022.

(c) Except as set forth in Item 4 herein and Schedule A attached hereto, the Reporting Persons had no transactions in the Issuer’s Common Stock during the 60 days preceding the date of filing this Amendment. Except as described herein in Item 4, all of the transactions set forth on Schedule A were effected in the ordinary course of business of COF and CEOF in open market transactions.

(d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock described herein, except for such rights and powers as the investors in the Funds shall possess.

(e) As of the August 3, 2022 closing of the Issuer’s initial business combination, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 10, 2022

Corbin Opportunity Fund, L.P.
By: Its:	Corbin Capital Partners, L.P. Investment Advisor
By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Advisor
By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners L.P.
By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory

SCHEDULE A
Open Market Transactions by COF

Date	Number of Shares Sold	Price Per Share($) (1)(2)
8/2/2022 8/4/2022 8/4/2022 8/5/2022 8/8/2022	6,555 61,950 10,095 3,318 84	$14.4037(3) $15.1017(4) $15.5348(5) $14.1549(6) $14.0000

Open Market Transactions by CEOF

Date	Number of Shares Sold	Price Per Share ($)(1)(2)
8/2/2022 8/4/2022 8/4/2022 8/5/2022 8/8/2022	13,109 123,901 20,191 6,636 167	$14.4037(3) $15.1017(4) $15.5348(5) $14.1549(6) $14.0000

Transactions Upon Closing by CEOF

Date	PIPE Shares Acquired	Price Per Share ($)
8/3/2022	750,000	$10.00

Date	Principal Amount of Notes Acquired	Price Per Share ($)
8/3/2022	$22,500,000	$22,500,000

(1) Excludes commissions and other execution-related costs.
(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.
(3) Reflects a weighted average sale price of $14.4037 per share, at prices ranging from $14.40 to $14.425 per share.
(4) Reflects a weighted average sale price of $15.1017 per share, at prices ranging from $14.50 to $15.49 per share.
(5) Reflects a weighted average sale price of $15.5348 per share, at prices ranging from $15.50 to $15.615 per share.
(6) Reflects a weighted average sale price of $14.1549 per share, at prices ranging from $13.75 to $14.45 per share.